Pricing Term Sheet To preliminary prospectus supplement dated June 17, 2009 (To prospectus dated March 10, 2009)	Filed pursuant to Rule 433 Registration number 333-157822 June 17, 2009

Lincoln National Corporation $500,000,000 8.75% Senior Notes Due 2019 Final Term Sheet, June 17, 2009
Issuer:	Lincoln National Corporation
Title of Securities:	8.75% Senior Notes due 2019 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Format:	SEC Registered
Trade Date:	June 17, 2009
Settlement Date (T+3):	June 22, 2009
Maturity Date:	July 1, 2019
Aggregate Principal Amount Offered:	$500,000,000
Price to the Public (Issue Price):	99.033%
Net Proceeds (Before Expenses):	$491,915,000
Benchmark Treasury:	3.125% due May 2019
Benchmark Treasury Yield:	3.647%
Spread to Benchmark:	Treasury Rate plus 525 basis points
Re-offer Yield:	8.897%
Coupon:	8.75% per annum
Interest Payment Dates:	Semi-annually on each January 1 and July 1, commencing on January 1, 2010
Optional Redemption:	Make-whole call at any time at the greater of 100% and the discounted value at Treasury rate plus 50 basis points
CUSIP/ISIN:	534187AX7/ US534187AX79
Ratings*:	Baa2 (Moody’s) /A- (S&P) /BBB (Fitch)

Lincoln National Corporation $500,000,000 8.75% Senior Notes Due 2019 Final Term Sheet, June 17, 2009
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Global Coordinators and Joint Book- Running Managers:	Banc of America Securities LLC and J.P. Morgan Securities Inc.
Joint Book-Running Manager:	Citigroup Global Markets Inc.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.

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